Exhibit 21.01

CSG SYSTEMS INTERNATIONAL, INC.

SUBSIDIARIES OF THE REGISTRANT

AS OF DECEMBER 31, 2002

SUBSIDIARY	STATE OR COUNTRY OF INCORPORATION
CSG Systems, Inc.	Delaware
CSG Software, Inc.	Delaware
CSG Services, Inc.	Delaware
CSG Americas Holding, Inc.	Delaware
CSG Canada Holdings, Inc.	Delaware
CSG Technology Limited	Bermuda
CSG Systems Canada Corp	Nova Scotia, Canada
DaVinci Technologies, Inc.	Ontario, Canada
CSG Netherlands, BV	Netherlands
CSG International Limited	United Kingdom
CSG Belgium S.P.R.L.	Belgium
CSG France SAS	France
CSG Germany GmbH	Germany
CSG Italy S.R.L.	Italy
CSG Silicon Iberia, S.L.	Spain
CSG Australia Pty. Limited	Australia
CSG Systems India Private Limited Co.	India
CSG Japan KK	Japan
CSG Korea Limited Company	Korea
CSG Systems Singapore Pte. Ltd.	Singapore
CSG Argentina S.R.L.	Argentina
CSG Systems do Brasil Ltda	Brazil
CSG Systems de Mexico S de RL de CV	Mexico